FOR IMMEDIATE RELEASE

Tweeter Home Entertainment Group Reports Earnings Results for Its Second Fiscal Quarter Ending March 31, 2006

EPS from continuing operations $0.01 compared to loss of $1.06 a year ago

CANTON, MA, April 27, 2006 — Tweeter Home Entertainment Group, Inc. (Nasdaq: TWTR) today announced earnings results for its second fiscal quarter ended March 31, 2006.

For the quarter ended March 31, 2006, total revenue from continuing operations increased 3 percent to $187 million, from $182 million last year. Revenue from continuing operations included sales from 154 stores this quarter compared to 171 stores a year ago. Comparable-store sales increased 6 percent.

Income from continuing operations for the quarter was $0.9 million compared to a loss from continuing operations of $7.2 million last year. Gross profit improved by 220 basis points and selling, general and administrative expenses declined by 240 basis points.

Net income from continuing operations was $0.2 million for the quarter ended March 31, 2006 compared to a net loss from continuing operations of $26.2 million last year, which included a non-cash impairment charge of $22.2 million related to deferred tax assets. Diluted earnings per share from continuing operations were $0.01 compared to a loss per share of $1.06 for the same period last year.

For the six months ended March 31, 2006, total revenue from continuing operations increased 3 percent to $454 million, from $440 million last year. Comparable-store sales increased 6 percent.

Income from continuing operations for the six months ended March 31, 2006 was $16.2 million compared to $2.3 million last year. Net income from continuing operations for the six month period was $14.8 million compared to a net loss from continuing operations of $20.5 million last year, which included a non-cash impairment charge of $22.2 million related to deferred tax assets. Diluted earnings per share from continuing operations for the six month period were $0.59 compared to a loss per share of $0.83 for the same period last year.

Joe McGuire, President and CEO stated, “The improvement in gross margin was the result of continued growth of the installation and service businesses, improved product margins and increased vendor funding year over year. Solid expense control resulted in improved leverage on our SG&A expenses.”

McGuire continued, “Long term debt decreased $22 million during the course of the quarter and inventory decreased by $18 million from the first quarter. Inventory turns improved 20 basis points compared to last year.”

There will be a conference call to discuss this press release at 10:30 AM EDT today. A live webcast of the call will be available. To access the webcast, log on at www.streetevents.com or from Tweeter’s investor relations website at www.twtr.com. There will be a brief presentation by Tweeter Home Entertainment Group management followed by a Q&A session. The conference call will be available for playback until Thursday, May 4, 2006 at 11:59 PM EDT. The call can also be downloaded as an MP3 file from Tweeter’s investor relations website as of 12:00 PM EDT on Friday, April 28, 2006.

Tweeter Home Entertainment Group, Inc. (Nasdaq: TWTR) was founded in 1972 by the Company’s Chairman, Sandy Bloomberg. Based in Canton, Massachusetts, the Company is a national specialty consumer electronics retailer providing home and mobile entertainment solutions.

The Company’s fiscal 2005 revenues were $795 million. Tweeter has been named a “Consumer Electronics Retailer of the Year” by Audio-Video International every year since 1979. The company operates 153 stores under the Tweeter, hifi buys, Sound Advice, Showcase Home Entertainment and Hillcrest High Fidelity names. The Company’s stores are located in the following markets: New England, the Mid-Atlantic, the Southeast (including Florida), Texas, Chicago, Southern California, Phoenix and Las Vegas.

Further information on Tweeter Home Entertainment Group can be found on the Company’s websites at www.twtr.com and www.tweeter.com.

TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)
(Unaudited)
	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2006	2005	2006	2005
Total revenue	$187,235	$182,039	$453,755	$440,262
Cost of sales	(106,643)	(107,760)	(263,926)	(262,224)

Gross profit	80,592	74,279	189,829	178,038
Selling, general and administrative expenses	79,148	81,260	172,808	175,373
Amortization of intangibles	170	170	340	340
Restructuring charges	400	- -	484	—

Income (loss) from continuing operations	874	(7,151)	16,197	2,325
Interest expense	(1,112)	(685)	(2,499)	(1,228)
Interest income	—	1	—	14
Income tax provision	10	18,342	110	21,920
Income from equity investments	490	22	1,186	291

Net income (loss) from continuing operations	242	(26,155)	14,774	(20,518)

Discontinued operations:
Pre-tax income (loss) from discontinued operations	90	(743)	(128)	(1,901)
Income tax provision	—	463	—	—

Net income (loss) from discontinued operations	90	(1,206)	(128)	(1,901)

Net income (loss)	$332	$(27,361)	$14,646	$(22,419)

Basic earnings (loss) per share:
Income (loss) from continuing operations	$0.01	$(1.06)	$0.60	$(0.83)
Loss from discontinued operations	—	(0.05)	(0.01)	(0.08)

Basic net income (loss) per share	$0.01	$(1.11)	$0.59	$(0.91)

Diluted earnings (loss) per share:
Income (loss) from continuing operations	$0.01	$(1.06)	$0.59	$(0.83)
Loss from discontinued operations	—	(0.05)	(0.01)	(0.08)

Diluted net income (loss) per share	$0.01	$(1.11)	$0.58	$(0.91)

Weighted average shares outstanding:
Basic	25,038,614	24,561,204	24,882,751	24,508,041

Diluted	25,602,697	24,561,204	25,191,800	24,508,041

TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)
(Unaudited)
	March 31,	September 30,
	2006	2005
ASSETS

Current Assets:
Cash and cash equivalents	$4,374	$1,310
Accounts receivable, net	26,491	28,189
Inventory	110,956	111,506
Other current assets	15,896	17,196

Total current assets	157,717	158,201
Property and equipment, net	101,607	115,307
Long-term investments	2,715	2,220
Goodwill and intangible assets, net	5,477	5,818
Other assets, net	1,968	2,471

Total	$269,484	$284,017

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Current portion of long-term debt	$10,129	$9,279
Accounts payable, accrued expenses and other current liabilities	91,600	109,769

Total current liabilities	101,729	119,048
Long-term debt	43,526	62,617
Other long-term liabilities	23,582	19,485
Stockholders’ equity	100,647	82,867

Total	$269,484	$284,017

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Certain statements contained in this press release, including, without limitation, statements containing the words “expect,” “anticipate,” “believe,” “plans,” and words of similar import, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to various risks and uncertainties, including risks associated with management of growth, the risks of economic downturns generally, and in Tweeter’s industry specifically, the risks associated with competitive pricing pressure and seasonal fluctuations, the risks associated with the potential failure by Tweeter to anticipate and react to changes in consumer demand and preferences, Tweeter’s dependence on key personnel, the risks associated with obtaining financing for our business model, and those risks referred to in Tweeter’s Annual Report on Form 10-K filed on December 29, 2005 (copies of which may be accessed through the SEC’s web site at http://www.sec.gov), that could cause actual future results and events to differ materially from those currently anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements and financial projections.

Investor Relations Contact:	Media Relations Contact:

Terry Becker phone: 781-830-3401 email: tbecker@twtr.com	Katie Emerson phone: 781-830-3007 email: kemerson@twtr.com